March 8, 2010

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:         Spicy Pickle Franchising, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 000-53000

Dear Ms. Cvrkel:

On behalf of Spicy Pickle Franchising, Inc. (the “Company”), we are responding to the comments of the Staff in its letter dated January 29, 2010.

Form 10-Q for the quarter ended September 30, 2009

Note 7. Stockholders’ Equity

1.
We note from your response to our prior comment 5 that based on an offer made to all preferred shareholders the holders of 236.88 shares elected to convert their shares at a rate of $0.425 per share and others elected partial cash redemption and partial conversion at $1.25 per share.  Please tell us how you considered this redemption and induced conversion in your EPS calculation. We believe that the fair value of all securities and other consideration transferred in the transaction to the holders of the convertible preferred stock over the fair value of securities issuable pursuant to the original conversion terms should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share. Please advise or revise accordingly. See guidance in EITF Topic D-42 (FASB ASC 260-1O-S99).

Response:  After reviewing the appropriate guidance in ASC 260 we concur that this transaction would have an effect on calculation of earnings per share and we will include the following language in our upcoming 10-K filing:

8.  Earnings Per Share Data
Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
March 8, 2010

common stock equivalents, including stock options, restricted stock, and other stock-based compensation. Earnings per common share are computed in accordance with ASC Topic 260, Earnings Per Share (“ASC 260”) which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the year.  At December 31, 2009 and 2008, any equivalents would be anti-dilutive as we had losses for the years then ended.

As discussed above in Note 7, we entered into an agreement whereby we redeemed a portion of our Series A Preferred Stock and converted those shares not redeemed into our common stock.  As it relates to the redemption, pursuant to ASC 260, we determined the difference between (1) the fair value of the consideration transferred to the holders of the preferred stock and (2) the carrying amount of the preferred stock in the balance sheet (net of issuance cost).  The difference between the fair value of consideration transferred, cash of $799,998, and the carry value of the preferred stock of $640,957 was $159,041.

As it relates to the induced conversion, pursuant to ASC 260 we determined the excess of (1) the fair value of all securities and other consideration transferred in the transaction to the holders of the preferred stock over (2) the fair value of securities issuable pursuant to the original conversion terms.  The difference between the fair value of the consideration transferred (6,831,201 shares of common stock valued at the price of the common stock on the transaction date of $1,058,836 plus the value of re-priced warrants using the Black Sholes pricing model of $165,671) over the fair value of the original conversion terms (5,447,600 shares of common stock value at valued at the price of the common stock on the transaction date of $844,378 plus the value of the warrants at the original exercise price using the Black Sholes pricing model on the transaction date of $339) was $379,790.

The total of the cost of the redemption and induced conversion, $538,831, was added to our net loss in calculating the net loss attributable to common shareholders.

We considered whether or not we should file an amended Form 10-Q for the period ended September 30, 2009 and believe that since we are filing our Form 10-K for the year ended December 31, 2009 shortly it would not be informative to file the amendment.  The Form 10-K contains the language above.

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
March 8, 2010

2.
We note from your response to our prior comment 6 that as a result of the modification of the exercise price and expiration date of the warrants, you calculated the value of the warrants as reissued and adjusted the amount shown on the balance to reflect the recalculated value. Please explain to us how you calculated or determined the value of the warrants as reissued including the nature of all significant assumptions used in your calculation. Also, please tell us the amount of the adjustment that was made and the accounts that were affected.

Response:  We calculated the value of the warrants using the Black Scholes pricing model with the following assumptions: expected volatility of 41.97%, expected term of 5 years, risk-free interest rate of .388% and no expected dividend yield.  An adjustment in the amount of $692,340 was made to reduce the amount of the Fair Value of Common Stock Warrants with the offset to Additional Paid in Capital.

3.
We note from your response to our prior comment 7 that you have determined that the appropriate value of shares should be $12,300 at the time of the agreement, resulting in a gain of $34,061. As it appears that this gain is material to the quarter in which the transaction, occurred (three months ended March 31, 2009) please tell us if you intend to amend the Form 10-Q for the three months ended March 31, 2009 to record this gain. If you do not believe you need to amend the Form 10-Q please explain to us why you are not required to do so. Include in your response your quantitative and qualitative materiality assessment of the $34,061 adjustment.

We will include the gain in our Form 10-K filing for the year ended December 31, 2009.  We considered both the quantitative and qualitative materiality in making our assessment that it would not be meaningful to file an amended Form 10-Q for the three months ended March 31, 2009.  From a quantitative assessment the amount of the adjustment would be less than 10% of the net loss.  The net loss would decrease from $588,650 to $554,589.  Earnings per share as presented would not change.  Qualitatively we do not believe that such a change would make the financial statements more meaningful to the reader.  Change if made would be to other income and not affect the results of operations.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
March 8, 2010

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Cc:	Spicy Pickle Franchising, Inc.